Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Scienjoy Holding Corporation on Form F-3 of our report dated March 20, 2020, with respect to our audits of the financial statements of Wealthbridge Acquisition Limited as of December 31, 2019 and 2018, for the year ended December 31, 2019 and for the period from May 2, 2018 (inception) through December 31, 2018 appearing in the Annual Report on Form 10-K of Wealthbridge Acquisition Limited (now known as Scienjoy Holding Corporation) for the year ended December 31, 2019. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

August 5, 2020